The Group maintains whistleblowing policies and procedures to ensure that individuals can confidentially report concerns when these arise. Management information regarding the anti-corruption program is reported to appropriate senior management personnel through Legal and Compliance Division governance frameworks.

Our People

The Group's employees are its most important asset. To facilitate talent attraction and retention, Morgan Stanley Group strives to create a diverse and inclusive workplace, with a strong culture and opportunities for employees to grow and develop in their careers and be supported by competitive compensation, benefits, and health and wellness programs.

Diversity & Inclusion

Morgan Stanley's diversity and inclusion strategy is designed to drive meaningful and sustainable change, and to help achieve a truly diverse and inclusive workforce. It informs the way the Morgan Stanley Group engages with and supports its employees, as well as how it serves clients, investors, and the diverse communities in which Morgan Stanley operates. The strategy is built on five key pillars: accountability, representation, advancement, culture and outreach.

Morgan Stanley Group is an equal opportunity employer committed to ensuring, within the framework of the law, that the workplace is free from unlawful discrimination. The Morgan Stanley Group aims to ensure that staff achieve their full potential and that all employment decisions are taken without reference to irrelevant or discriminatory criteria. The Dignity at Work Policy for the Group aims to draw attention to, and therefore prevent, all forms of unacceptable behaviour and to ensure all staff are treated with dignity and respect.

The correlation between inclusive teams and improved decision-making, innovation and performance aligns with Morgan Stanley core values. The EMEA Diversity Action Council acts as a catalyst to drive forward the EMEA diversity strategy. Accountability is underscored by quarterly meetings with the European Operating Committee and regular discussion at Divisional Operating Committees.

Morgan Stanley Group's commitment to Diversity and Inclusion, including its UK Gender Pay Gap Results and as signatory of the UK Governments' Women in Finance Charter, is outlined in the Diversity and Inclusion report. This report and further information can be found at https://www.morganstanley.com/about-us/diversity

The Board also has a diversity policy in place which is reviewed annually. For further detail on this and the targets set, refer to 'Board Composition' within the Corporate Governance section.

Culture

The Morgan Stanley Group's core values are designed to guide decision making aligned to the expectations of employees, clients, shareholders, regulators, directors and the communities in which Morgan Stanley operates. These guiding values are the heart of workplace culture and underpin Morgan Stanley's success.

Each year, Managing Directors and other senior staff lead mandatory Morgan Stanley wide culture conversations, engaging employees and on-site contingent workers in a dialogue about appropriate conduct, behaviour and decision-making. Case studies and other reference materials used during the sessions encourage robust discussion on sustaining Morgan Stanley's culture, and attendance is tracked to ensure participation.

For further detail, refer to the 'Risk Management Framework – Culture, values and conduct of employees' section as well as the Morgan Stanley Group's Sustainability Report. This report and further information can be found at https://www.morganstanley.com/about-us/corp-sustainability

Talent Management

Both the Company and the Morgan Stanley Group place considerable value on the investment in their employees and have continued their practice of keeping employees informed on matters affecting them. Employees are encouraged to present their suggestions and views on Morgan Stanley performance to management and employees participate directly in the success of the business through various Morgan Stanley compensation incentive plans.

The Group's recruiting strategy aims to attract top tier talent in all disciplines required for the execution of the Morgan Stanley Group's business activities. The recruitment priorities

include a mandate seeking to identify a diverse pool of candidates with the requisite skills and demonstrated abilities to contribute meaningfully and productively to the Morgan Stanley Group's culture, consistent with its values and standards. The Morgan Stanley Group also encourages internal mobility to retain talent and provide growth opportunities within the Morgan Stanley Group.

Wellbeing

Morgan Stanley Group aims to foster an inclusive culture that supports employees' entire wellbeing, encompassing positive physical, mental, social and financial health, by raising awareness, educating employees on preventive care and providing best-in-class resources for employees and their families.

In September 2022, Morgan Stanley launched a community of wellbeing culture carriers known as the Global Wellbeing Influencer Network. These individuals will help guide wellbeing strategy, amplify awareness and surface key issues that arise from the work environment.

As part of Morgan Stanley's continued increased focus on mental health at work, the EMEA Mental Health Advisory Board have signed 'The Mental Health at Work Commitment' in the UK, an industry framework for best practice which Morgan Stanley is working towards.

Giving Back to the Community

The Morgan Stanley Group is committed to giving back to the communities in which it operates through a range of philanthropic programs. The Morgan Stanley Foundation supports healthy starts and solid education for children in local communities, expanding the reach of those initiatives globally through the Morgan Stanley International Foundation. The impact of these philanthropic initiatives includes:

Volunteering

In 2022, following a two year hiatus, Morgan Stanley restarted its traditional Global Volunteer Month, engaging over 41,000 employees across all offices globally. As part of this, employees dedicated 211,550 volunteer hours to support local community organisations where they live and work. In the UK, 70% of employees were involved.

Morgan Stanley also ran its annual Strategy Challenge pro-bono program where teams of employees make a meaningful impact on a charitable organisation's ability to deliver on its mission. In 2022, London employees delivered over 4,900 hours of pro-bono service to six charities, valued at over £625,000.

London employees spent over 1,600 hours supporting four charities as part of the Skills Connectors program to tackle strategic and operational issues. In Glasgow, employees provided over 900 hours of pro-bono advice to eight charities. Pro-bono programs were also run in the Frankfurt and Budapest offices. In Budapest and London, employees spent 85 hours supporting two charities through their 'Technology Change Makers' program.

Giving

In EMEA, the Morgan Stanley International Foundation granted over £1.6 million to 23 charities focused on the fundamentals of children's health and education.

Employees in offices across EMEA nominate charity partners, raising funds over a two year period, supported by the Morgan Stanley International Foundation. In October 2021, London employees nominated the Felix Project as their new charity partner for two years, aiming to raise over £1 million to enable the charity to collect surplus food and distribute 75 million meals to hundreds of charities, schools, and community groups in East London. By 31 December 2022, over £600,000 had been raised.

In October 2021, Glasgow employees nominated Children's Hospices Across Scotland as their new charity partner for two years, aiming to raise over £180,000 to fund a support service to ensure that bereaved brothers and sisters across Scotland are given the best chance in life. By 31 December 2022, over £70,000 had been raised.

Other employee-nominated charity partners across EMEA were: L'Envol in Paris, Fundacion Aladina in Milan, Association CAF Onlus in Madrid, Salva Vita in Budapest, Deutscher Kinderschutzbund in Frankfurt and Kinderspital Zurich. These charities all work to support a range of children's causes.

In response to the cost of living crisis across EMEA, the Morgan Stanley International Foundation has extended support to six charities across EMEA to provide emergency aid to local communities.

In response to the humanitarian crisis in Ukraine, Morgan Stanley and its employees contributed $4.5 million globally to the International Rescue Committee to provide critical assistance to civilians affected.

Community Impact

For 60 years, the Morgan Stanley Foundation has supported healthy starts and solid educations for the children in local communities, and for over 25 years, has expanded the reach of those initiatives across the EMEA region. This includes the establishment of the Morgan Stanley Alliance for Children's Mental Health, which funds critical research on children's mental health, drives thought leadership, and grows programs in schools, hospitals and physicians' offices, reaching over 11 million students, families and teachers globally since February 2020.

In the UK, Morgan Stanley has partnered with Place2Be to support a range of critical mental health initiatives for students, parents and teachers in London and Glasgow, addressing the ever-growing children's mental health space. This includes enabling the charity to extend its school based mental health services for over 8,400 children in 14 schools in London and Glasgow.

Corporate Governance

Corporate Governance Framework

The Company seeks to align with best practice guidance on the corporate governance of financial institutions. While it has chosen not to formally adopt an additional corporate governance code, the corporate governance arrangements in place for the Company are described below and are materially in accordance with the framework set out in the Wates Corporate Governance Principles. As a financial services firm, the Company applies regulatory requirements set out by the PRA and FCA when determining its corporate governance arrangements.

Purpose

The Company's purpose is to deliver the strategy of the Morgan Stanley Group in the markets and communities in which it operates and to its global client base.

Our Strategy

What we do - advise, originate, trade, manage and distribute capital for governments, institutions and individuals, and always do so with a standard of excellence.

How we do it - Execute in a way that is consistent with our values and, whenever possible, deliver more than one part of the Morgan Stanley Group.

With what result - Deliver strong returns for our shareholders, build long-term value for our clients and offer highly attractive career opportunities for our employees.

Board Composition

At 31 December 2022, the Board comprised 15 Directors (8 Executive Directors and 7 Non-Executive Directors). The diagram below provides an overview of the Board. In line with corporate governance best practice, the roles of Chair and CEO are held by different people.


MSIP Board of Directors
As at 31 December 2022
Jonathan Bloomer Chair and Chair of the MSI Nomination & Governance and the MSI Remuneration Committees
Megan Butler 1
Terri Duhon Chair of MSI Risk Committee
Jane Pearce 1
Paul Taylor
Kim Lazaroo EMEA Head Corporate Structure & RRP
Clare Woodman EMEA Chief Executive Officer
Salvatore Orlacchio EMEA Head of Fixed Income Division
David Russell Global Co-Head of Institutional Equities 2
Melanie Richards
David Cannon Acting Chair of MSI Audit Committee
Arun Kohli EMEA Chief Operating Officer
Arya Sekhar EMEA Chief Risk Officer
Anthony Mullineaux EMEA Chief Financial Officer 3
Noreen Whyte Global Co-Head Loan Solutions & Securitisation Group
Non-Executive Director
Executive Director

1. Megan Butler and Jane Pearce were appointed as Non-Executive Directors of the Company on 1 October 2022.
2. David Russell retired as an Executive Director of the Company on 17 January 2023 and was replaced by David Cantillon on the same date.
3. Anthony Mullineaux was appointed as an Executive Director of the Company on 25 October 2022.

The size, structure and composition of the Board is reviewed annually to ensure it remains appropriate and promotes effective decision making. The MSI Nomination and Governance Committee ("NomCo"), led by the Chair, considers the balance of skills and experience on the Board, with recommendations made to the Board as needed. Having a diverse range of approaches, backgrounds, skills, experience, opinions and views on the Board is important. To promote this the Board has a Board Diversity policy in place which is reviewed annually. As at 31 December 2022, the policy included a target of at least 33% female representation on the Board and in February 2023, the target was increased to 40% by 2025. As at 31 December 2022, the representation of women on the Board was 47%. The policy also includes a target of a minimum of one Board director from an ethnic minority background, which the Board currently meets. The targets set out in the policy are in line with industry targets for diversity and inclusion.

New appointments to the Board are reviewed by the NomCo prior to recommendation to the Board for approval. The NomCo will consider a number of factors when deciding on a new appointment including, but not limited to, a candidate's: skills, experience, demographics, ethnicity, gender and geographical experience; honesty, integrity and independence of mind; time commitment; and collective fit with the Board and the Morgan Stanley Core Values.

When new Directors are appointed to the Board, they receive a tailored induction program designed to give them a broad understanding of the Company, its business and governance and risk management frameworks and an understanding of their regulatory and legal responsibilities. To keep their skills and knowledge up to date, the Board receives training sessions on key topics. Non-Executive Directors receive additional briefings from senior management, attend site visits to ensure they continue to have the skills and knowledge needed to fulfil their role and Directors continued a program of "open door sessions" throughout 2022. For more information see the 'Employees' section of the 'Stakeholder Engagement and Section 172(1) Statement'.

The Board reviews its effectiveness annually using either an internal or externally facilitated assessment. In 2022 an internal assessment was facilitated by Company Secretarial. Directors also receive individual annual performance assessments to assist with their personal development.

Director Responsibilities

The Board and each Director have a clear understanding of their responsibilities. These are set out in the matters reserved to the Board and the terms of reference for each of the MSI Board Committees and the role profile provided to each director on appointment, and are reviewed periodically.

The Company is a wholly owned subsidiary of MSI. The MSI Board has established core Board Committees to assist it, and a number of its regulated subsidiaries, in performing their duties. The MSI Board is assisted in discharging its responsibilities via its core Board Committees, the MSI Audit, Risk, Remuneration, and Nomination and Governance Committees. In 2022, the MSI Board established an additional Board Committee, the EMEA 2022 Enhancement Programme Committee. The Board Committees are described below in 'MSI Board Committee Structure and EMEA Executive Management Structure'.

The Board meets approximately 10 times a year and receives regular reporting on key aspects of the Company's business, including performance against KPIs, financial performance, risk management information and updates on market conditions and the regulatory environment. The MSI Risk Committee and MSI Audit Committee meet at least quarterly and the MSI Remuneration Committee and NomCo meet at least twice a year to receive reports on key matters within their remit.

Table of contents

MSI Board Committee Structure and EMEA Executive Management Structure


Board Committees
Morgan Stanley International Limited
Audit Committee
Risk Committee
Remuneration Committee
Nomination & Governance Committee
Enhancement Programme Committee
Morgan Stanley & Co. International plc
Morgan Stanley Bank International Limited
Morgan Stanley Investment Management Limited
Executive Committees
EMEA Operating Committee (EOC)
EMEA Risk Committee (ERC)
EMEA Culture & Conduct Committee (ECCC)
Management-level Committees
EMEA Client Assets Governance Committee
EMEA Conduct Risk Committee
EMEA Culture Advisory Group
EMEA Electronic Trading Governance Committee
EMEA ESG Oversight Committee
Financial Statements Review Committee
EMEA Franchise Committee
EMEA Product Committee
EMEA Recovery and Resolution Stakeholder Committee
EMEA Asset and Liability Committee
EMEA Regulatory Oversight Steering Committee
EMEA Operational Risk Oversight Committee
EMEA Remuneration Oversight Committee

Board Committees

The MSI Risk Committee assists the Board on the management of financial and non-financial risks, including (i) risk strategy and appetite; (ii) risk identification and management; (iii) risk governance framework and policies; (iv) measurement of risk against tolerance and limits; (v) risk culture (save for conduct risk, which is overseen by the MSI Audit Committee); (vi) financial resource management and capital; and (vii) recovery and resolution.

The MSI Audit Committee assists the Board in monitoring: (i) financial reporting; (ii) internal controls; (iii) legal and regulatory compliance (including Client Assets Sourcebook ("CASS") requirements); (iv) internal audit; (v) external auditors; and (vi) recovery and resolution planning.

The MSI Remuneration Committee assists the Board in (i) overseeing the implementation of remuneration policies and practices applicable to the Company (as a member of the MSI Group) and (ii) overseeing compliance by the Company with applicable EU and UK remuneration rules, statements and guidance.

The MSI NomCo assists the Board in (i) the recruitment of Board members; (ii) assessment of the performance of the Board and (iii) the MSI Group corporate governance framework (as it applies to the Company).

The EMEA 2022 Enhancement Programme Committee assists and provide guidance to the Board on its oversight of the implementation of a program of control enhancements.

Each MSI Board Committee (other than the EMEA 2022 Enhancement Programme Committee) is comprised solely of independent Non-Executive Directors appointed to provide robust and effective challenge of the matters within its remit. Processes are in place to manage conflicts of interest, should they arise.

EMEA Executive and Risk Focused Management Committees

Day to day management of the Company's business is delegated to key EMEA Executive Committees, namely the EMEA Operating Committee, the EMEA Risk Committee and the EMEA Culture and Conduct Committee.

These Executive Committees are the most senior MSI Group executive management committees and have responsibility for overseeing business performance, operations and risks identified in relation to the MSI Group. The Executive Committees are supported in their oversight of specific areas of the MSI Group's activities by a number of management committees.

Executive Committees

The EMEA Operating Committee is the principal forum for key decisions regarding matters affecting the operations and performance of the MSI Group in accordance with the strategy approved by the MSI Board. The Committee's responsibilities include matters relating to: (i) strategy; (ii) financial and business performance; (iii) risk and control; (iv) operational, legal and regulatory matters; and (v) human resources.

The EMEA Risk Committee ("ERC") assists in the oversight of the MSI Group's management of risk (including financial and non-financial risks) within the MSI Group. The Committee provides oversight of: (i) risk strategy and appetite; (ii) risk identification and management; (iii) risk framework and policies; (iv) risk behaviour; and (v) financial resource management and capital.

The EMEA Culture & Conduct Committee assists in the oversight of the culture and of conduct risk within the MSI Group. The Committee provides oversight of (i) material inherent or emerging conduct risks; (ii) material conduct incidents and issues; (iii) strategic employee matters or initiatives relevant to culture and conduct; and (iv) assists in the embedding of Morgan Stanley's core values and culture within the MSI Group.

Management-level Committees (Associated with Risk Governance)

The **EMEA Franchise Committee** assists in the oversight of potentially significant reputational or franchise risks in connection with relevant transactions, activities and clients in EMEA

The **EMEA ALCO** assists the ERC to oversee the capital adequacy, funding, and liquidity risk management of the MSI Group.

The **EMEA Operational Risk Oversight Committee** assists and provides guidance to the ERC in relation to the oversight of the management of operational risk of the MSI Group.

The **EMEA Client Assets Governance Committee** provides support for MSI Group's compliance with CASS requirements, and acts as the principal body for providing governance of CASS related issues, being responsible for co-ordinating the approach to managing Client Money and Client Assets.

The **EMEA Conduct Risk Committee** assists the ERC in the oversight and management of conduct risk within the MSI Group.

The **EMEA Electronic Trading Governance Committee** is established by the ERC to review and challenge controls applicable to the electronic trading business undertaken by the MSI Group.

The **EMEA Product Committee** assists the ERC in discharging its responsibilities for the oversight of approvals of New Products, and the oversight of product governance.

The **EMEA ESG Oversight Committee** supports the MSI Group and EMEA business in the development of a comprehensive approach to the incorporation of ESG risks into business strategy, business processes and risk management in EMEA.

Management Committees (Associated with Financial Reporting)

The **EMEA Financial Statement Review Committee** ("FSRC") reviews and recommends or approves the publicly disclosed financial information, the related representations and associated controls of MSI and its EMEA regulated subsidiaries and their branches.

Changes Subsequent to 31 December 2022

Following a targeted review of MSI Group governance during 2022, the following changes have become effective subsequent to 31 December 2022: (i) the EMEA Remuneration Oversight Committee is identified as an Executive Committee, and provides executive oversight of EMEA remuneration matters and helps to ensure remuneration practices in EMEA are compliant with relevant UK and EU legislation and do not incentivise excessive risk-taking; (ii) the EMEA Conduct Risk Committee has been re-aligned from the ERC to the EMEA Culture & Conduct Committee; (iii) the EMEA Culture Advisory Group is no longer identified as a Management Committee; and (iv) the EMEA Public Disclosure Review Committee has assumed responsibility from the FSRC for providing governance and oversight over a broad range of publicly disclosed information, including financial information, relating to Morgan Stanley's EMEA business.

Strategy and Risk

The Board sets the Company strategy, which implements the Global Morgan Stanley Strategy as it applies to the Company's business and is aligned to the Company's Risk Appetite Statement. The Board, with assistance from the MSI Risk Committee, reviews performance against the strategy and risk appetite (including compliance with the risk management framework, risk tolerances and risk limits) at its meetings throughout the year. The Board holds an annual strategy day to consider long term strategic opportunities and risks for the business. Significant changes in strategy or risk appetite, including material changes to the Company's business, require Board consideration and approval to ensure they are in the long-term interests of the Company and to consider the impact on key stakeholders. The Board is supported in its monitoring of financial and non-financial risk by the MSI Risk Committee. The ERC is responsible for the oversight of the day to day management of the Company's financial and non-financial risks. Further information on the risk management framework applicable to the Company's business is provided in the 'Risk Management' section of the Strategic Report.

Remuneration

The Company, as a wholly owned subsidiary of Morgan Stanley, is subject to Global Morgan Stanley Remuneration Policies and Procedures which determine the remuneration paid to Company employees. Morgan Stanley has a pay for performance philosophy and is committed to responsible compensation programs with the following key objectives, all of which support Morgan Stanley's culture and values and shareholders' interests: deliver pay for sustainable performance; align compensation with shareholders' interests; attract and retain top talent; and mitigate excessive risk-taking. The Board has delegated responsibility to the MSI Remuneration Committee to oversee the implementation of those policies and procedures to the Company's business and oversee compliance by the Company with applicable EU and UK remuneration rules, statements and guidance. Further information on the link between the culture, values and conduct of employees and their remuneration is provided in the 'Culture, Values and Conduct of Employees' section of Risk Management. Information about compliance with the Capital Requirements Directive ("CRD IV"), the FCA Remuneration Code for dual-regulated firms ("SYSC 19D"), the PRA Rulebook: Remuneration, and any guidelines or guidance related to these provisions is included in MSI's annual CRR 450 remuneration disclosure.

Stakeholder Engagement and Section 172(1) Statement

Directors of the Company are required to act in a way that they consider, in good faith, to be most likely to promote the success of the Company for the benefit of its members as a whole, and in so doing have regard, among other matters, to:

- the likely consequences of any decision in the long term;
- the interests of the Company's employees;
- the need to foster the Company's business relationships with suppliers, customers and others;
- the impact of the Company's operations on the community and the environment;
- the desirability of the Company maintaining a reputation for high standards of business conduct; and
- the need to act fairly as between members of the Company.

To assist them in discharging their duty under s172 Companies Act 2006, Directors undertake a number of stakeholder engagement activities to provide them with the information they need to understand the views and interests of stakeholders. This information helps Directors to have regard to stakeholder interests, and the likely long term consequences, including to the reputation of the Company, when making decisions and setting strategy. The Company's key stakeholders were considered in 2022, and are listed below with examples of the stakeholder engagement activities that took place in 2022.

Employees

During 2022, Directors continued a program of "open door" sessions at which employees were encouraged to ask questions about the Company's business, its strategy, performance, current initiatives and the role of the Board. Employees also attended MSI Board meetings to report on employee initiatives as part of the employee talent programs and NomCo meetings to report on Diversity and Inclusion initiatives

within the MSI Group. The Board continued to focus on employee culture and conduct as part of its review of the EMEA Culture Plan which informed management actions for the year. People and culture were also areas of particular focus of the Board Strategy day. The Board continued to focus on the future of working practices post the pandemic. For more information on employees, diversity and inclusion, and culture, refer to 'Our People' within the Strategic Report.

Suppliers

Reporting on the Morgan Stanley Modern Slavery Act Statement provided the Board with insights into how supplier relationships are managed, and the vendor due diligence program to assess risks with third party suppliers. The Board also considered supply chain operational resilience.

Clients

Throughout the year, the Board received reports from the heads of each Business Unit on the competitive landscape for their business and the plans in place to respond to changing client demands. The Board focused particularly on market volatility as a result of the war in Ukraine and the wider geopolitical and client impacts. Focus areas of the Board Strategy day were technology innovation and disruption, and energy transition and the impact on clients. The Board also considered the implementation plans for the FCA's new Consumer Duty Principles. Business Unit heads also provided regular updates on performance and client focus areas which gave the Board insight into client issues and concerns.

Community and Environment

The Morgan Stanley Group is committed to giving back to the communities in which it operates. The Board receives updates on giving back and sustainability initiatives taking place in EMEA. Refer to the following sections of the Strategic Report for more information on (i) Morgan Stanley's community initiatives see the 'Giving Back to the Community' section; (ii) Morgan Stanley Group's and the MSI Group's approach to Climate Risk, see the 'Climate and Environmental Risk' section; and (iii) Morgan Stanley's and the MSI Group's sustainability initiatives, see 'Sustainability' within the Strategic Report (including 'Governance' for more information on climate-related matters considered by the MSI Board and the Company). See also 'Clients' for the Board's consideration of energy transition and the impact on clients.

Regulators

In 2022, the Board has continued its open and continuous dialogue with the Company's regulators, including through meetings with the Chair and CEO. In addition, individual Directors engage regularly with both regulators through Continuous Assessment and Proactive Engagement meetings.

Investors

The Company is a wholly owned subsidiary of Morgan Stanley. A number of Executive Directors on the Board are members of Morgan Stanley Group management committees and are able to provide the Board with insights on Morgan Stanley's views and priorities. Further insight into the views of Morgan Stanley and its shareholders are obtained through regular interactions between the Company's Chair and Chairs of the MSI Board Committees and the Morgan Stanley non-executive directors, including the Chairs of the Morgan Stanley Audit, Risk, and Compensation, Management Development and Succession Committees.

Making Decisions

When making decisions, the Board considers the insights obtained through relevant stakeholder engagement activities as well as the need to maintain a reputation for high standards of business conduct and the long term consequences of its decisions. Principal decisions taken by the Board in 2022 included: approval of the implementation plans for the FCA's new Consumer Duty Principles, and a number of annual approvals, including the Business Plan, the 2021 Internal Capital Adequacy Assessment and the MSI Group's 2022 Internal Liquidity Adequacy Assessment Process.

Approved by the Board and signed on its behalf by

DocuSigned by:
Anthony Mullineaux
6AD9FC79503A4E6...

A Mullineaux

Director

21 April 2023

The Directors present their report and consolidated financial statements of the Group and Company, which comprise the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of financial position, consolidated statement of cash flows, together with the Company's statement of changes in equity, statement of financial position and the Group and Company related notes 1 to 34 and the appendix to the financial statements for the year ended 31 December 2022.

Results and Dividends

The Group's profit for the year, after tax, was $1,396 million (2021: $1,351 million).

The Company paid the following dividends on 30 November 2022 (see 'Dividends' note 22):

- Coupon payment on the $1,300 million AT1 instrument of $71 million (2021: $72 million);
- Coupon payment on the $2,200 million AT1 capital instrument of $165 million (2021: $165 million).

Regulation, Risk Management, Branches and Future Developments

Information regarding regulation, risk management, branches and future developments has been included in the Strategic Report.

Energy and Carbon Reporting

Information on the Company's UK energy and carbon reporting has been included in the Strategic Report within the 'Environmental Matters' section.

Employees

Both the Company and the Morgan Stanley Group place considerable value on the investment in their employees and have continued their practice of keeping employees informed on matters affecting them. Employees are encouraged to present their suggestions and views on the Morgan Stanley Group's performance to management and employees participate directly in the success of the business through the Morgan Stanley Group's various compensation incentive plans.

Every effort is also made to ensure that disabled applicants, or those existing employees who are disabled or may have become disabled, are treated as fairly as possible on terms comparable with those of other employees. Appropriate training is arranged for disabled persons, including retraining for alternative work for employees who become disabled, to promote their career development within the organisation.

Pillar 3 Disclosures and Country-by-Country Reporting

The Company is included in the MSI Group Pillar 3 disclosures, which allow investors and other market participants to understand capital adequacy, particularly risk exposures and risk management processes of individual firms required by the EU implementation of Basel capital standards.

The Company is also included in the MSI consolidated disclosure to comply with the provisions of Statutory Instrument 2013 No. 3118 Capital Requirements (Country-by-Country Reporting) Regulations 2013, which implements in the UK the requirements set out in Article 89 of the Capital Requirement Directive (Directive 2013/36/EU). The Pillar 3 disclosures and the Country-by-Country Reporting for the MSI Group for the year ended 31 December 2022 will be made available on the Morgan Stanley website at https://www.morganstanley.com/investorrelations

Directors

The following Directors held office throughout the year and to the date of approval of this report (except where otherwise shown):

J Bloomer	(Chair)
M Butler	(appointed 1 October 2022)
D O Cannon	
D Cantillon	(appointed 17 January 2023)
T Duhon	
A Kohli	
K Lazaroo	
A Mullineaux	(appointed 25 October 2022)
S Orlacchio	
J Pearce	(appointed 1 October 2022)
M Richards	
D A Russell	(resigned 17 January 2023)
A V Sekhar	
P D Taylor	
N P Whyte	
C Woodman	

Directors' and Officers' Liability Insurance

Directors' and Officers' Liability Insurance is taken out by Morgan Stanley, for the benefit of the Directors and Officers of the Group.

Directors' Indemnity

Qualifying third party indemnity provisions (as defined in section 234 of the Companies Act 2006) were in force during the year and up to and including the date of the Directors' report for the benefit of the Directors of the Group.

Audit Committee

MSI, the Company's ultimate UK parent undertaking, has appointed the MSI Audit Committee to assist and provide guidance to the Boards of MSI, the Company, other MSI regulated subsidiary undertakings and certain other Morgan Stanley Group undertakings in monitoring, among other things, internal controls, compliance, and external financial reporting obligations. For details on the Risk governance framework, refer to 'Risk Management Framework' within the Strategic Report.

Employee Remuneration

The Group employs staff directly, in addition to utilising staff employed by other Morgan Stanley Group undertakings. The Group's policies are comparable and consistent with those of the Morgan Stanley Group, which include the deferral of significant portions of certain key employees' discretionary compensation. Notes 7 and 32 to the consolidated financial statements provide additional information and disclosure regarding the Group's compensation policies.

Going Concern

Business risks associated with the uncertain market and economic conditions are being actively monitored and managed by the Group. Retaining sufficient capital and liquidity to withstand these market pressures remains central to the Group's strategy. In particular, the Group's capital and liquidity is deemed sufficient to exceed regulatory minimums under both a normal and in a stressed market environment. The effect of relevant macroeconomic scenarios on the business of the Group have been considered as part of the going concern analysis, including impact on operational capacity, access to capital and liquidity, contractual obligations, asset valuations and other critical accounting judgements and key sources of estimation uncertainty. The Group has access to further Morgan Stanley Group capital and liquidity as required.

Taking all of these factors into consideration, the Directors believe it is reasonable to assume that the Group will have access to adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the annual reports and financial statements.

Auditor

Deloitte LLP have expressed their willingness to continue in office as auditor of the Group and their re-appointment was approved by the MSI Board on 28 March 2022.

Statement as to Disclosure of Information to the Auditor

Each of the persons who are Directors of the Company at the date when this report is approved confirms that:

- so far as each of the Directors is aware, there is no relevant audit information (being information needed by the Group's auditor in connection with preparing their report) of which the Group's auditor is unaware; and
- each of the Directors has taken all the steps that they ought to have taken as a Director to make themselves aware of any relevant audit information and to establish that the Group's auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

Approved by the Board and signed on its behalf by

DocuSigned by:

Anthony Mullineaux

6AD9FC79503A4E6...

A Mullineaux

Director

21 April 2023

Directors' Responsibilities Statement

The Directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Group financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU and Article 4 of the International Accounting Standards ("IAS") Regulation and have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including FRS 101 "Reduced Disclosure Framework" ("FRS 101"). Under company law the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period.

In preparing the Group financial statements, the Directors are required by IAS 1 *'Presentation of financial statements'* to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- make an assessment of the Group's ability to continue as a going concern.

In preparing the Company financial statements, the Directors are also required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and accounting estimates that are reasonable and prudent;
- state whether applicable UK accounting standards have been followed; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group's transactions and disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors are responsible for preparing and filing the consolidated financial statements of the Group in compliance with the European Single Electronic Format Regulatory Technical Standard ("ESEF RTS") with the relevant member state regulator's storage mechanism. In preparing the Group financial statements in compliance with ESEF RTS, the Directors are required to:

- prepare the Group financial statements in a valid xHTML format; and
- apply iXBRL markup of the Group financial statements using the core taxonomy and the common rules on markups specified in the ESEF RTS.

The Directors confirm to the best of their knowledge:

- in accordance with Article 3.2(c) of the Luxembourg Law on Transparency Requirements for Issuers of 11 January 2008, as amended ("Luxembourg Transparency Law"), the consolidated financial statements, which have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board ("IASB") and as endorsed by the EU and in compliance with the European Single Electronic Filing ("ESEF") Regulation 2019/815, have been prepared in accordance with the applicable set of accounting standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and

the undertakings included in the consolidation taken as a whole; and

- the management report represented by the Strategic Report has been prepared in accordance with Article 3.2(c) of Luxembourg Transparency Law, and includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that the Group faces.

Approved by the Board and signed on its behalf by

DocuSigned by:

Anthony Mullineaux

6AD9FC79503A4E6...

A Mullineaux

Director

21 April 2023

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

Report on the Audit of the Financial Statements

Opinion

In our opinion:

- the financial statements of Morgan Stanley & Co. International plc (the "parent company") and its subsidiaries (the "Group") give a true and fair view of the state of the Group's and the parent company's affairs as at 31 December 2022 and of the Group's profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with United Kingdom adopted international accounting standards and, International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB") as adopted by the European Union ("EU") and UK;
- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice, including Financial Reporting Standard ("FRS") 101 "Reduced Disclosure Framework"; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements which comprise:

Group	Parent company
• Consolidated income statement; • Consolidated statement of comprehensive income; • Consolidated statement of changes in equity; • Consolidated statement of financial position; and • Consolidated statement of cash flows.	• Statement of changes in equity; and • Statement of financial position.
Group and Parent Company	
• Relevant notes 1 – 34 to the financial statements.	

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law, United Kingdom adopted international accounting standards, IFRSs as adopted by the EU and IFRSs as issued by the IASB.

The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework".

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the financial statements section of our report.

We are independent of the Group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council's (the "FRC's") Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements. The non-audit services provided to the Group and parent company for the year are disclosed in note 7 to the financial statements. We confirm that we have not provided any non-audit services prohibited by the FRC's Ethical Standard to the Group or the parent company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Summary of our audit approach

Key audit matter

The key audit matter that we identified in the current year was:

- Valuation of Level 3 financial instruments;

Materiality

The materiality that we used for the Group financial statements in the current year was $120 million, which was determined on the basis of 0.5% of total equity.

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Scoping

The planning and scoping of our audit considers the Group's business, organisational structure and global operating model. This model comprises a common control structure for key business processes and internal controls over financial reporting.

Based on this global operating model, our audit scope is globally integrated with various audit testing procedures performed by our component auditor, Deloitte & Touche LLP, USA, the lead auditor of the ultimate parent company, Morgan Stanley.

Significant changes in our approach

There are no significant changes in our approach as compared to the prior year.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the Directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our evaluation of the Directors' assessment of the Group's and parent company's ability to continue to adopt the going concern basis of accounting included understanding the current and forecast profitability of the entity, the historical accuracy of the forecasts and the capital and liquidity position relative to minimum regulatory requirements under base and stress forecasts, over the lookout period, being twelve months from the date of approval of the financial statements.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's and parent company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

Our responsibilities and the responsibilities of the Directors with respect to going concern are described in the relevant sections of this report.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Valuation of Level 3 financial instruments

Relevant references in the financial statements

Group financial statements:

- Note 2 – Basis of Preparation – (e) Critical accounting judgements and sources of estimation uncertainty
- Note 3 – Summary of significant accounting policies – (d) Fair value
- Note 30 – Financial instruments measured at fair value – (a) (c) (d) (e)

Key audit matter description

The Group's trading and financing activities result in the Group carrying material financial instruments for which the fair value is derived using significant unobservable inputs. Under IFRS 13 *Fair Value Measurement*, such financial instruments are classified as Level 3 financial assets or liabilities.

Unlike financial instruments whose inputs are readily observable and, therefore, more easily independently corroborated, the valuation of financial instruments classified as Level 3 are inherently subjective, and often involve the use of inputs and proprietary valuation models whose underlying algorithms and valuation methodologies are complex. This degree of subjectivity may also give rise to potential fraud through management intentionally manipulating fair values or incorporating management bias in determining fair values. Auditing the Group's valuation of Level 3 financial instruments is therefore subjective and presents certain challenges in evaluating the appropriateness of the Group's valuation judgements and estimates.

Significant judgements made by the Group include the derivation of key model inputs which are not observable and the underlying valuation methodologies used by the pricing model to determine an appropriate fair value. Performing our audit procedures to evaluate the

appropriateness of these models and inputs involved a high degree of auditor judgement, professionals with specialised skills and knowledge, and an increased extent of testing.

As at 31 December 2022, the Group's total financial assets and liabilities measured at fair value were $461 billion (2021: $460 billion) and $370 billion (2021: $375 billion), respectively, of which Level 3 financial assets and liabilities were $4.9 billion (2021: $4.7 billion) and $2.3 billion (2021: $2.4 billion), respectively.

How the scope of our audit responded to the key audit matter

To address the complexities associated with auditing the valuation of Level 3 financial instruments, our team included valuation specialists who have significant valuation and modelling expertise. Our valuation audit procedures included the following procedures:

- Testing the Group's internal controls that address the risk of errors in the fair value estimates. This includes, model review controls and independent price verification controls. Management maintains these internal controls to assess the appropriateness of its valuation methodologies and the relevant inputs and assumptions used to determine fair value estimates.
- On a sample basis in line with our audit methodology, we:
  - Evaluated Group's significant valuation methodologies, including the input assumptions, considering our observations of assumptions made by other market participants, and external data, when available.
  - Performed a retrospective assessment of management's fair value estimates for certain Level 3 financial instruments, for which there were events or transactions occurring after the valuation date. We did so by comparing management's estimates to the relevant evidence provided by such events or transactions, as applicable.
  - Developed independent fair value estimates for Level 3 financial instruments, using externally sourced inputs and independent valuation models, to the extent possible, compared the resulting fair values to those recorded by the Group and assessed the differences against pre-determined thresholds.
  - Tested the revenues arising from the trade date fair value estimates for selected structured transactions classified as Level 3 financial instruments. For selected transactions, we developed independent fair value estimates to test the valuation inputs and assumptions used by management and evaluated whether these methods were consistent with the relevant Morgan Stanley's valuation policies.
  - Assessed the consistency with which management has applied significant and unobservable valuation assumptions used in developing fair value estimates, across similar transactions.
- Assessment of financial statement disclosures related to Level 3 financial instruments.

Key observations

As a result of our audit procedures performed, we concluded with reasonable assurance that the valuation of Level 3 financial instruments is materially correct.

Our application of materiality

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

	Group financial statements	Parent company financial statements
Materiality	$120 million (2021: $110 million)	$118 million (2021: $109 million)
Basis for determining materiality	The Group materiality of $120 million represents 0.5% (2021: 0.5%) of total equity	The parent company materiality of $118 million represents 0.5% (2021: 0.5%) of total equity
Rationale for the benchmark applied	We have considered total equity to be the most appropriate benchmark as the Group is wholly owned by the ultimate parent entity Morgan Stanley and is a regulated entity, therefore its capital position is of importance to the key users of the financial statements. These key users include regulators, counterparties, external rating agencies and the ultimate parent entity.	We considered it appropriate to maintain the same benchmark as that for the Group as the parent company is the most significant member of the Group and its solo capital position is of importance to the key users of the financial statements who are common with those for the Group.
Performance materiality	Group performance materiality and parent company performance materiality was set at 70% of Group materiality for the 2022 audit (2021: 65%).	
Basis and rationale for determining performance materiality	We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole. In determining performance materiality, we considered the following factors: – our risk assessment, including our assessment of the Group's overall control environment and that we consider it appropriate to rely on controls over a number of business processes; – limited impact of Covid-19 on the control environment; – ability of the Group to detect misstatements; and – our past experience of the audit, which has indicated a low number of corrected and uncorrected misstatements identified in prior periods.	

Error reporting threshold

We agreed with the Group Audit Committee that we would report to the Committee all audit differences in excess of $6 million (2021: $5 million), as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Group Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

An overview of the scope of our audit

Identification and scoping of components

Morgan Stanley is a globally managed business with a global operating model in which major classes of transactions are subject to a common control processing environment irrespective of product, region or legal entity. Given this global operating model for the Group, we audit relevant controls, financial reporting processes and balances utilising significant component auditors in New York.

We instructed our component auditor, Deloitte & Touche LLP, USA to perform their audit procedures at a materiality level of $114 million (2021: $104 million).

Involvement with component auditor

We exercised oversight over the work of our component auditor by remaining in active dialogue at regular intervals throughout the duration of the audit. We remotely attended the audit planning meetings in New York, involved our component auditor in our team briefing and issued a set of instructions setting out the audit work and the specified audit procedures we requested them to undertake. We undertook visits to our component auditor during the interim period and final stages of our audit, in

conjunction with regular remote meetings and review sessions throughout the year, to oversee and review the work performed in support of our audit.

Audit procedures undertaken at the Group level

We designed our audit approach for the Group based on our understanding of the business and our independent assessment of the risks of material misstatement arising in the financial statements. These procedures included, amongst others, auditing the consolidation of the Group's results and the preparation of the financial statements as well as obtaining an understanding and testing of relevant controls over the financial reporting process.

Our consideration of the control environment

For certain relevant controls, we have tested internal controls over financial reporting and key business process where our scoping and risk assessment determined those controls to be relevant to the audit and where we intended to place reliance on controls. This included testing of general IT controls with the involvement of our IT specialist, process level controls and entity level controls at the Group level. For certain other relevant controls, we have obtained an understanding to support our risk assessment and design our audit procedures.

Our consideration of climate-related risks

In planning our audit, we have considered the impact of climate change on the Group's operations and subsequent impact on its financial statements. The Group sets out its assessment of the potential impact on pages 23 to 25 of the Strategic Report and in note 26.3.2.3 Credit Evaluation on page 98 of the Annual Report.

We have held discussions with the Group to understand their:

- process for identifying affected operations, including the governance and controls over this process, and the subsequent effect on the financial reporting for the Group; and
- long-term strategy to respond to climate change risks as they evolve including the effect on the Group's forecasts.

Our audit work has involved:

- obtaining an understanding of management's analysis and data considered in the Group's climate risk assessment; and
- assessing disclosures in the annual report and the consistency between the financial statements and the remainder of the annual report.

As part of our audit procedures, we are required to read and consider whether climate related disclosures are materially inconsistent with the financial statements or knowledge obtained in the audit and we did not identify any material inconsistencies as a result of these procedures.

Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon. The Directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Directors

As explained more fully in the Directors' responsibilities statement, the Directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the Directors determine is necessary to enable the preparation of financial statements

that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Directors are responsible for assessing the Group's and the parent company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or the parent company or to cease operations, or have no realistic alternative but to do so.

The Directors are responsible for preparing the Group financial statements in compliance with the requirements set out in the European Single Electronic Format Regulatory Technical Standard ("ESEF RTS").

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Our responsibility is to assess whether the Group financial statements have been prepared, in all material respects, with the requirements laid down in the ESEF RTS.

Extent to which the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

Identifying and assessing potential risks related to irregularities

In identifying and assessing risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, we considered the following:

- the nature of the industry and sector, control environment and business performance including the design of the Group's remuneration policies, key drivers for Directors' remuneration, bonus levels and performance targets;
- the Group's own assessment of the risks that irregularities may occur either as a result of fraud or error in the financial statements that was reviewed by the Audit Committee on 13 April 2023;
- results of our enquiries of management, internal audit, the Directors and the audit committee about their own identification and assessment of the risks of irregularities, including those that are specific to the Group's sector;
- any matters we identified having obtained and reviewed the Group's documentation of their policies and procedures relating to:
  - identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance;
  - detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud; and
  - the internal controls established to mitigate risks of fraud or non-compliance with laws and regulations.
- the matters discussed among the audit engagement team including the component audit team and relevant internal specialists, including tax, valuations, IT and industry specialists regarding how and where fraud might occur in the financial statements and any potential indicators of fraud.

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

As a result of these procedures, we considered the opportunities and incentives that may exist within the Group for fraud and identified the greatest potential for fraud in the following area: valuation of Level 3 financial instruments. In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override.

We also obtained an understanding of the legal and regulatory frameworks that the Group operates in, focusing on provisions of those laws and regulations that had a direct effect on the determination of material amounts and disclosures in the financial statements. The key laws and regulations we considered in this context included the UK Companies Act 2006, Luxembourg Transparency Law, Luxembourg Listing Rules, pensions legislation and tax legislation. In addition, we considered the relevant provisions of other laws and regulations that do not have a direct effect on the financial statements but compliance with which may be fundamental to the company's ability to operate or to avoid a material penalty. These included the regulation and supervisory requirements of the Prudential Regulation Authority and the Financial Conduct Authority.

Audit response to risks identified

As a result of performing the above, we identified the valuation of Level 3 financial instruments is a key audit matter related to the potential risk of fraud. The key audit matters section of our report explains the matter in more detail and also describes the specific procedures we performed in response to that key audit matter.

In addition to the above, our procedures to respond to risks identified included the following:

- reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements;
- enquiring of management, the audit committee and in-house and external legal counsel concerning actual and potential litigation and claims;
- performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;
- reading minutes of meetings of those charged with governance, reviewing internal audit reports and reviewing correspondence with HMRC and other regulatory authorities including the PRA and the FCA; and
- in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries selected against specific fraud factors, and other adjustments; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.
- assessing accounting estimates and judgements for evidence of management bias.

We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members including internal specialists and the component audit team, and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

Report on other legal and regulatory requirements

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the Strategic Report and the Directors' Report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the Strategic Report and the Directors' Report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the Group and the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the Strategic Report or the Directors' Report.

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INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

Opinions on other matters prescribed by the European Single Electronic Format Regulatory Technical Standard

We have checked the compliance with the Group financial statements as at 31 December 2022 with the relevant statutory requirements as set out in the ESEF RTS that are applicable to the Group financial statements.

For the Group it relates to:

- Group financial statements prepared in a valid xHTML format; and
- the XBRL markup of the Group financial statements using the core taxonomy and the common rules on markups specified in the ESEF RTS.

In our opinion, the Group financial statements of Morgan Stanley & Co. International plc as at 31 December 2022, have been prepared, in all material respects, in compliance with the requirements laid down in the ESEF RTS.

Matters on which we are required to report by exception

Adequacy of explanations received and accounting records

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not received all the information and explanations we require for our audit; or
- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
- the parent company financial statements are not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

Directors' remuneration

Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of Directors' remuneration have not been made.

We have nothing to report in respect of this matter.

Other matters which we are required to address

Auditor tenure

Following the recommendation of the Group Audit Committee, we were appointed by the Board of Directors on 17 November 1997 to audit the financial statements for the year ended 31 December 1997 and subsequent financial periods. The period of total uninterrupted engagement including previous renewals and reappointments of the firm is 26 years, covering the years ended 30 November 1997 to 31 December 2022.

Consistency of the audit report with the additional report to the Group Audit Committee

Our audit opinion is consistent with the additional report to the Group Audit Committee that we are required to provide in accordance with ISAs (UK).

Use of our report

This report is made solely to the Company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

DocuSigned by:

Fiona Walker

F187C22E80F84C8...

Fiona Walker, FCA (Senior Statutory Auditor)

For and on behalf of Deloitte LLP

Statutory Auditor

London, United Kingdom

21 April 2023

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MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED INCOME STATEMENT
Year ended 31 December 2022

in $ millions	Note	2022	2021
Net gains from financial instruments at fair value through profit or loss	4	6,001	4,847
Fee and commission income	5	2,046	3,223
Other revenue		23	27
Interest income	6	2,926	(398)
Interest expense	6	(3,874)	(134)
Net interest expense		(948)	(532)
Net revenue		**7,122**	**7,565**
Net gain on investments in subsidiaries	14	4	—
Non-interest expenses:			
Operating expense	7	(5,261)	(5,627)
Net impairment (loss) / reversal on financial instruments	8	(148)	2
PROFIT BEFORE TAX		**1,717**	**1,940**
Income tax expense	9	(321)	(589)
PROFIT FOR THE YEAR		**1,396**	**1,351**

All operations were continuing in the current and prior year.

The notes on pages 59 to 141 form an integral part of the consolidated financial statements.

As permitted by section 408 of the Companies Act 2006, the Company has elected not to present its own income statement for the year. The Company reported a profit after tax of $1,201 million for the year ended 31 December 2022 (31 December 2021: $1,381 million).

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MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Year ended 31 December 2022

in $ millions	Note	2022	2021
PROFIT FOR THE YEAR		1,396	1,351
OTHER COMPREHENSIVE INCOME AFTER INCOME TAX			
Items that will not be reclassified subsequently to profit or loss:			
Remeasurement of net defined benefit liability	9	4	(2)
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value	9,10	137	73
Items that may be reclassified subsequently to profit or loss:			
Foreign currency translation differences arising on foreign operations	9	(43)	(33)
Net amount reclassified to consolidated income statement upon disposal of subsidiary	14	(4)	—
OTHER COMPREHENSIVE INCOME AFTER INCOME TAX		**94**	**38**
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		**1,490**	**1,389**

The notes on pages 59 to 141 form an integral part of the consolidated financial statements.

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MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended 31 December 2022

in $ millions	2022	2021
Share capital and other equity instruments – at 1 January	**15,965**	**15,965**
Issuance of AT1 Instrument	800	—
Share capital and other equity instruments – at 31 December	**16,765**	**15,965**
Share premium account – at 1 January and 31 December	**513**	**513**
Currency translation reserve - at 1 January	**107**	**140**
Foreign currency translation differences arising on foreign operations	(43)	(33)
Net amount reclassified to consolidated income statement upon disposal of subsidiary	(4)	—
Currency translation reserve - at 31 December	**60**	**107**
Capital contribution reserve – at 1 January and 31 December	**3**	**3**
Capital redemption reserve – at 1 January and 31 December	**1,400**	**1,400**
Debt valuation reserve - at 1 January	**(259)**	**(339)**
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value	137	73
Realised debt valuation losses	—	7
Debt valuation reserve - at 31 December	**(122)**	**(259)**
Retained earnings and pension reserve - at 1 January	**4,446**	**3,339**
Profit for the year	1,396	1,351
Remeasurement of net defined benefit liability	4	(2)
Realised debt valuation losses	—	(7)
Dividends	(236)	(237)
Share based payments	4	2
Retained earnings and pension reserve - at 31 December	**5,614**	**4,446**
Total equity at 31 December	**24,233**	**22,175**

The notes on pages 59 to 141 form an integral part of the consolidated financial statements.

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MORGAN STANLEY & CO. INTERNATIONAL plc

COMPANY STATEMENT OF CHANGES IN EQUITY
Year ended 31 December 2022

in $ millions	2022	2021
Share capital and other equity instruments – at 1 January	**15,965**	**15,965**
Issuance of AT1 Instrument	800	—
Share capital and other equity instruments – at 31 December	**16,765**	**15,965**
Share premium account – at 1 January and 31 December	**513**	**513**
Currency translation reserve - at 1 January	**(62)**	**(23)**
Foreign currency translation differences arising on foreign operations	(26)	(39)
Currency translation reserve - at 31 December	**(88)**	**(62)**
Capital contribution reserve – at 1 January and 31 December	**3**	**3**
Capital redemption reserve – at 1 January and 31 December	**1,400**	**1,400**
Debt valuation reserve - at 1 January	**(259)**	**(339)**
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value	137	73
Realised debt valuation losses	—	7
Debt valuation reserve - at 31 December	**(122)**	**(259)**
Retained earnings and pension reserve - at 1 January	**4,770**	**3,633**
Profit for the year	1,201	1,381
Remeasurement of net defined benefit liability	4	(2)
Realised debt valuation losses	—	(7)
Dividends	(236)	(237)
Share based payments	4	2
Retained earnings and pension reserve - at 31 December	**5,743**	**4,770**
Total equity at 31 December	**24,214**	**22,330**

The notes on pages 59 to 141 form an integral part of the financial statements.

MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Year ended 31 December 2022

in $ millions

	Note	2022	2021
ASSETS			
Cash and short term deposits	23	18,754	28,532
Trading financial assets (of which $38,522 million (2021: $41,685 million) were pledged to various parties)	11	329,382	332,635
Secured financing	10	129,779	125,895
Loans and advances		63	67
Investment securities		142	165
Trade and other receivables	13	81,780	79,334
Current tax assets		272	272
Deferred tax assets	19	151	213
Property, plant and equipment		33	33
Other assets		35	40
TOTAL ASSETS		**560,391**	**567,186**
LIABILITIES			
Bank loans and overdrafts	23	59	48
Trading financial liabilities	11	298,690	300,325
Secured borrowing	10	93,966	97,262
Trade and other payables	16	97,150	94,052
Debt and other borrowings	17	45,682	52,679
Provisions	18	131	43
Current tax liabilities		125	124
Accruals and deferred income		351	469
Post-employment benefit obligations	33	4	9
TOTAL LIABILITIES		**536,158**	**545,011**
EQUITY			
Share capital	21	12,465	12,465
Other equity instruments	21	4,300	3,500
Share premium account	21	513	513
Currency translation reserve	21	60	107
Capital contribution reserve	21	3	3
Capital redemption reserve	21	1,400	1,400
Pension reserve	21	—	(4)
Debt valuation reserve	21	(122)	(259)
Retained earnings		5,614	4,450
TOTAL EQUITY		**24,233**	**22,175**
TOTAL LIABILITIES AND EQUITY		**560,391**	**567,186**

These consolidated financial statements were approved by the Board and authorised for issue on 20 April 2023.

Signed on behalf of the Board

DocuSigned by:

Anthony Mullineaux

6AD9FC79503A4E6...

A Mullineaux

Director

The notes on pages 59 to 141 form an integral part of the consolidated financial statements.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

COMPANY STATEMENT OF FINANCIAL POSITION

Year ended 31 December 2022

in $ millions

	Note	2022	2021
ASSETS			
Cash and short term deposits	23	18,449	28,218
Trading financial assets (of which $38,522 million (2021: $ 41,685 million) were pledged to various parties)	11	329,068	332,449
Secured financing	10	129,579	125,695
Loans and advances		29	26
Investment securities		141	165
Trade and other receivables	13	81,868	79,407
Current tax assets		305	305
Deferred tax assets	19	150	212
Investment in subsidiaries	14	132	130
Property, plant and equipment		14	11
Other assets		35	40
TOTAL ASSETS		**559,770**	**566,658**
LIABILITIES			
Bank loans and overdrafts	23	59	48
Trading financial liabilities	11	298,690	300,325
Secured borrowing	10	93,442	96,854
Trade and other payables	16	97,163	94,063
Debt and other borrowings	17	45,647	52,463
Provisions	18	131	43
Current tax liabilities		76	64
Accruals and deferred income		347	462
Post employment benefit obligations	33	1	6
TOTAL LIABILITIES		**535,556**	**544,328**
EQUITY			
Share capital	21	12,465	12,465
Other equity instruments	21	4,300	3,500
Share premium account	21	513	513
Currency translation reserve	21	(88)	(62)
Capital contribution reserve	21	3	3
Capital redemption reserve	21	1,400	1,400
Pension reserve	21	—	(4)
Debt valuation reserve	21	(122)	(259)
Retained earnings		5,743	4,774
TOTAL EQUITY		**24,214**	**22,330**
TOTAL LIABILITIES AND EQUITY		**559,770**	**566,658**

These financial statements were approved by the Board and authorised for issue on 20 April 2023.

Signed on behalf of the Board

DocuSigned by:

Anthony Mullineaux

6AD9FC79503A4E6...

A Mullineaux

Director

The notes on pages 59 to 141 form an integral part of the financial statements.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended 31 December 2022

in $ millions	Note	2022	2021
NET CASH FLOWS (USED IN)/FROM OPERATING ACTIVITIES	23b	(9,350)	3,846
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(1)	(13)
Proceeds from sale of property, plant and equipment		1	—
NET CASH FLOWS USED IN INVESTING ACTIVITIES		**—**	**(13)**
FINANCING ACTIVITIES			
Dividends paid	22	(236)	(237)
Issuance of AT1 instrument	21	800	—
Issuance of subordinated loan liabilities	17	2,500	1,400
Issuance of senior subordinated loan liabilities	17	600	—
Repayment of senior subordinated loan liabilities	17	(2,300)	(400)
Interest on subordinated loan liabilities		(196)	(110)
Interest on senior subordinated loan liabilities		(134)	(98)
NET CASH FLOWS FROM/ (USED IN) FINANCING ACTIVITIES		**1,034**	**555**
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(8,316)	4,388
Currency Translation Differences		(1,473)	(837)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	23a	28,484	24,933
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	23a	**18,695**	**28,484**

The notes on pages 59 to 141 form an integral part of the consolidated financial statements.

1. CORPORATE INFORMATION

The Company is incorporated and domiciled in England and Wales, at the following address: 25 Cabot Square, Canary Wharf, London, E14 4QA.

The Group's immediate parent undertaking is Morgan Stanley Investments (UK) ("MSIUK") which is registered in England and Wales. Copies of its financial statements can be obtained from the Registrar of Companies for England and Wales, Companies House, Crown Way, Cardiff CF14 3UZ.

The Group's ultimate parent undertaking and controlling entity is Morgan Stanley which, together with the Group and Morgan Stanley's other subsidiary undertakings, form the Morgan Stanley Group. Morgan Stanley is incorporated in the State of Delaware, the United States of America. Copies of its financial statements can be obtained from www.morganstanley.com/investorrelations.

2. BASIS OF PREPARATION

a. Statement of Compliance

These financial statements incorporate the financial statements of the Group and the Company.

The Group has prepared its annual consolidated financial statements in accordance with IFRSs issued by the IASB as adopted by the EU and the UK, Interpretations issued by the IFRS Interpretations Committee ("IFRIC") and the Companies Act 2006. The Group has prepared its annual consolidated financial statements in compliance with the European Single Electronic Format Regulatory Technical Standard ("ESEF RTS"), including the preparation in a valid xHTML format and the application of iXBRL markup using the core taxonomy and the common rules on markups specified in the ESEF RTS.

The Company financial statements have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including FRS 101, with a departure from the requirement of Schedule 1 paragraph 40 to The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 ("the Regulations") as described in note 3(c) for the overriding purpose of giving a true and fair view.

The Company meets the definition of a qualifying entity and is a Financial Institution as defined in FRS 100 *Application of Financial Reporting Requirements*. The Company has taken advantage of the disclosure exemptions available under FRS 101 in relation to share-based payments, fair value measurements (as applicable to assets and liabilities other than financial instruments), revenue recognition, presentation of comparative information in respect of certain assets and shares outstanding, presentation of a cash flow statement, accounting standards not yet adopted, related party transactions and leases.

Where relevant, equivalent disclosures have been provided in the Group accounts in which the Company is consolidated.

b. New Standards and Interpretations Adopted During the Year

The following standards, amendments to standards and interpretations relevant to the Group and Company's operations were adopted during the year. These did not have a material impact on the Group or Company's financial statements.

Amendments to IAS 37 *'Provisions, Contingent Liabilities and Contingent Assets*' ('IAS 37'): Onerous contracts - Costs of Fulfilling a Contract were issued by the IASB in May 2020, for modified retrospective application in accounting periods beginning on or after 1 January 2022. The amendments were adopted by the UK in April 2022 and endorsed by the EU in July 2021.

As part of the 2018-2020 Annual Improvements Cycle published in May 2020, the IASB made an amendment to IFRS 9 *'Financial Instruments*', relating to the treatment of fees in the assessment of whether financial liabilities are modified or exchanged, where such transactions occur on or after 1 January 2022. Early application is permitted. The amendments were adopted by the UK in April 2022 and endorsed by the EU in July 2021.

There were no other standards, amendments to standards or interpretations relevant to the Group and Company's operations which were adopted during the year.

c. New Standards and Interpretations Not Yet Adopted

At the date of authorisation of these consolidated financial statements, the following amendments to standards relevant to the Group's operations were issued by the IASB but not mandatory for accounting periods beginning 1 January 2022. The Group does not expect that the adoption of the following amendments to standards will have a material impact on the Group's or Company's financial statements.

Amendments to IAS 1 '*Presentation of Financial Statements*' ('IAS 1'): Classification of Liabilities as Current or Non-current were issued by the IASB in January 2020 and revised in July 2020, for retrospective application in accounting periods beginning on or after 1 January 2023.

Amendments to IAS 8 '*Accounting Policies, Changes in Accounting Estimates and Errors*': Definition of Accounting Estimates were issued by the IASB in February 2021, for prospective application in accounting periods beginning on or after 1 January 2023. Early application is permitted. The amendments were adopted by the UK in November 2022 and endorsed by the EU in March 2022.

Amendments to IAS 1 '*Presentation of Financial Statements'*: Disclosure of Accounting Policies were issued by the IASB in February 2021, for prospective application in accounting periods beginning on or after 1 January 2023. Early application is permitted. The amendments were adopted by the UK in November 2022 and endorsed by the EU in March 2022.

Amendments to IAS 12 '*Income Taxes'*: Deferred Tax related to Assets and Liabilities arising from a Single Transaction were issued by the IASB in May 2021, for retrospective application in accounting periods beginning on or after 1 January 2023. Early application is permitted. The amendments were adopted by the UK in November 2022 and endorsed by the EU in August 2022.

d. Basis of Measurement

The financial statements of the Company and the consolidated financial statements of the Group are prepared under the historical cost basis, except for certain financial instruments that have been measured at fair value as explained in the accounting policies below.

e. Critical Accounting Judgements and Sources of Estimation Uncertainty

In preparing the financial statements and consolidated financial statements, the Company and Group make judgements and estimates that affect the application of accounting policies and reported amounts.

Critical accounting judgements are key decisions made by management in the application of the Group and Company's accounting policies, other than those involving estimations, which have the most significant effects on the amounts recognised in the financial statements.

Key sources of estimation uncertainty represent assumptions and estimations made by management that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year.

The Group and Company's critical sources of estimation uncertainty are as follows:

- *Valuation of Level 3 financial instruments:* Valuation techniques used to measure the fair value of instruments categorised in Level 3 of the fair value hierarchy are dependent on unobservable parameters, and as such require the application of judgement, involving estimations and assumptions. The fair value for these financial instruments has been determined using parameters appropriate for the valuation methodology based on prevailing market evidence. It is recognised that the unobservable parameters could have a range of reasonable possible alternate values. See accounting policy note 3(d) and note 30(d)(ii) 'Sensitivity of Fair Values to Changing Significant Assumptions to Reasonably Possible Alternatives'.
- *Measurement of litigation and taxation provisions:* Estimates are used in the calculation of provisions, which are initially measured, and subsequently remeasured, at the best estimate of the expenditure required to settle the obligation. With such items there is a possibility that, on conclusion at a future date, the final outcome may differ significantly. Whilst a range of outcomes is reasonably possible, the extent of the reasonably possible range has been assessed as not material. See accounting policy note 3(k) and note 18.